                                        CONTACTS:
                                        Mike Ruggeri
                                        Siemens Corporation
                                        (770) 751-2255

                                        Georgeson Shareholder
                                        Communications Inc.
                                        (212) 440-9800


    Siemens Announces Early Termination of Hart-Scott-Rodino Waiting Period
              Regarding Pending Acquisition of Moore Products Co.

    ATLANTA, Feb. 2, 2000 -- Siemens Energy & Automation, Inc., which is a wholly owned subsidiary of Siemens AG, announced today that the FTC (Federal Trade Commission) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to Siemens Energy & Automation's pending acquisition of Moore Products Co. (NASDAQ: MORP). In addition, Siemens AG has received notice that the German Federal Cartel Office has cleared the tender offer under applicable German law.

    As previously announced, Siemens Energy & Automation and Moore have entered into a merger agreement under which a wholly owned subsidiary of Siemens Energy & Automation, Malibu Acquisition Corp., commenced, on January 21, 2000, an all-cash tender offer for all of Moore's outstanding common stock at a price of $54.71 per share and all of its outstanding preferred stock at a price of $21.88 per share. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least a majority of each of the shares of common stock and preferred stock representing a majority of the total voting power of Moore on a fully diluted basis. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 17, 2000, unless extended.

    Goldman, Sachs & Co. is the dealer manager for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

    Headquartered in Atlanta, Ga., Siemens Energy & Automation manufactures and markets the world's broadest range of electrical and electronic products, systems and services to industrial and construction market customers. Its technologies range from circuit protection and energy management systems to process control, industrial software and totally integrated automation solutions. The company also has expertise in electronic placement equipment, systems integration, technical services and turnkey industrial systems. Its Internet site is www.sea.siemens.com.

    Siemens AG, the parent of Siemens Energy & Automation, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

    Founded in 1940, Moore Products Co. operates under the name "Moore Process Automation Solutions." The company is a global leader in providing innovative solutions to process measurement and control applications. Its instruments and control systems help to increase plant safety and productivity, reduce time to market and improve product quality in industries such as chemical and hydrocarbon processing, oil and gas, pharmaceutical, power generation, and pulp and paper. The company employs approximately 1,200 persons worldwide and had 1998 revenue of $168 million. Its Internet site is www.moore-solutions.com.

                                      ###